                                  EXHIBIT 99


ABOUT J. A. WEBSTER, INC.

Certain information of a non-historical nature contained in this Form 8-K includes forward-looking statements. Reference is made to Factors that May Affect Future Operating Results, for a discussion of certain factors which could in the future affect J. A. Webster, Inc.'s actual operating results which could differ materially from those expressed in any forward-looking statements.

General

J. A. Webster, Inc. ("Webster"), founded by John A. Webster in 1946, is a third-generation family business, which grew from a small Massachusetts-based veterinary supply business to include seven distribution locations throughout the Eastern half of the United States. Over the recent five-year period, Webster's net sales of core distributed products have grown 17.2% compounded annually. In July 2001, Patterson Dental Company purchased J. A. Webster, Inc.

J. A. Webster, Inc. is a full-service, value-added distributor of veterinary supplies to more than 10,000 animal health clinics in 26 states primarily in the Eastern, Mid-Atlantic and Southeastern regions of the United States. Webster is one of the three largest distributors of companion pet veterinary supplies in the United States. Webster provides products used for the treatment and/or prevention of diseases in companion pets and, to a lesser extent, equine animals. Webster offers its customers a broad selection of veterinary products including more than 8,000 stock keeping units ("SKU's") of pharmaceuticals, diagnostics, biologicals, instruments, equipment and supplies.

In addition to its core business of distributing veterinary products, Webster has a significant agency commission business with a few large pharmaceutical manufacturers. Under the agency relationships, Webster typically earns a commission for soliciting orders through its sales force and tele-sales representatives. Webster's agency commission business accounted for 3% of total sales in fiscal 2000.

Webster markets veterinary products and services through its 73 direct sales representatives and 74 in-house tele-salespeople operating in conjunction with 7 strategically located distribution facilities. Webster estimates that its average order size is approximately $225 and that for its best customers where it serves as the primary supplier it generally receives two orders per week. Webster processes approximately 3,000 orders per day and estimates that over 95% of its orders are shipped complete within 24 hours. To assist its inside and outside sales force, Webster publishes a variety of direct marketing materials including catalogs, equipment fliers and monthly specials.

J. A. Webster, Inc.'s business strategy is to be the leading supplier of companion pet veterinary products to the animal health clinics and licensed veterinarians it serves.

Industry Background

Webster believes that the underlying structure of the veterinary supply market is attractive for its role as a value-added full-service distributor. The companion pet supply market is large and growing and consists of a sizeable dispersed number of fragmented veterinary practices.

According to a market study prepared by KMPG LLP for three veterinary professional organizations in 1999, the demand for veterinary services has grown significantly faster than growth in the overall economy. Total expenditures for veterinary services in the United States grew at an inflation adjusted real annual rate of 7.2% from 1980 through 1997, and are projected to grow 5% on a real basis annually, through the year 2015. Webster believes that the demand for veterinary services, equipment and supplies will continue to be influenced by the following favorable factors:

 .    Veterinary expenditures per household. A factor that effects the total demand for veterinary services is how actively or regularly pet-owning households seek veterinary care for their pets. The willingness of companion pet owners to spend more money at the veterinarian is increasing substantially. Between 1991 and 1996, the average expenditure per visit for dog-owning and cat-owning households increased at a compound annual growth rate of 8.1% and 8.2%, respectively.

 .    Number of households with companion pets. The number of households with companion pets is expanding the demand for veterinary services. Approximately 58.2 million of the 98.9 million households in the United States had at least one companion animal in 1996, representing a penetration of 58.9%. The number of households that had companion animals grew by 3.4 million from 1991 to 1996, with the penetration rate increasing to 58.9% from 57.9%.

 .    Veterinary products and techniques. Many new therapeutic and preventive products are being developed for the companion pet market. Technological developments have resulted in new innovative veterinary products and advances in veterinary services.

There are approximately 65,000 veterinarians practicing at 22,400 animal health clinics, representing a fragmented, geographically diverse market. The vast majority, approximately 65%, of veterinarians work in private animal health clinics specializing in small animals, predominately companion pets. The average private veterinary practice generates between $500,000 and $750,000 of annual revenue and employs two veterinarians, two veterinarian technicians and four to five other employees. These practices purchase between $80,000 and $120,000 of supplies each year but can not afford to maintain a large supply of inventory on hand. The typical veterinary practice purchases approximately 80% of its supplies from its top two suppliers.

Webster estimates the market for pharmaceuticals and supplies sold to small animal, companion pet veterinarians is approximately $2.2 billion on an annual basis. This market breaks down further due to certain manufacturers wanting more influence over the marketing of specific products. Webster estimates that approximately $1.5 billion of the market is served through distributors while the remainder is served through agency relationships between the manufacturers and the distributors (approximately $500 million), or directly by the manufacturer. In the agency relationship, the distributor earns a commission on product sales orders taken by the distributor. The distributor processes the order to the manufacturer but handles none of the product nor do they bill and collect from the customer. The agency commissions that Webster earns range from 4% to 8%, a portion of which is shared with the direct sales personnel.

Webster's Strategy

Webster's objective is to be the leading national distributor of veterinary supplies and equipment while continuing to improve its profitability and enhance its value to customers. Webster plans to achieve this objective by offering a full line of supplies at competitive prices while emphasizing its value-added, full-service capabilities, building brand awareness, maximizing its agency business and expanding its market share in existing markets and geographically.

Emphasizing Value-Added, Full-Service Capabilities. Webster believes its customer's value full service and responsive delivery of quality supplies and equipment, in addition to competitive prices. The single largest component of Webster's value-added approach is its experienced sales force. Due to the fragmented and diverse nature of the veterinary market, Webster believes that a large sales force is necessary to provide full service. Each representative works within an assigned sales territory and assists customers in selecting and purchasing products and managing their inventory levels. The education benefits that Webster's knowledgeable sales force provides is essential for the veterinary practitioners, as it is often one of their primary links to industry knowledge, especially with respect to new products. Webster seeks to meet all of the veterinary product needs of its customers by providing access to a single source for pharmaceutical, supplies and other veterinary products from hundreds of different manufacturers. As part of its commitment to superior customer service, Webster delivers 95% of all items ordered within 24 hours.

Building Brand Awareness. Webster has been a respected and trusted brand name in veterinary supply for over 50 years. Over the past 5 decades, management has built and reinforced its unique brand character with its customers to distinguish Webster from its competitors. Webster's customers have come to differentiate Webster by its quality sales force, by the breadth and mix of high-quality products offered at competitive prices, and by Webster's reputation for customer service. The long history of Webster, combined with its value-added full service reputation has created excellent brand awareness and customer loyalty. Webster has successfully leveraged its brand name to increase its market share which currently is estimated to be approximately 10%.

Maximizing its Agency Business. Webster is sought after by licensed veterinarians to access new product introductions by the leading manufacturers. As a result, Webster has become a preferred channel manager for certain select agency relationships who are drawn to Webster's leadership position and value-added sales force practices. Webster actively manages its agency relationships to secure the most attractive terms and overall profitability. Although its agency business is highly profitable, Webster seeks to limit its reliance on the agency business since pharmaceutical manufacturers have a history of vacillating over time between agency relationships, direct sales, or employing distributors exclusively.

Expanding Market Share in Existing Markets and Geographically. Webster intends to continue to increase penetration in existing markets by continuing to invest in sales personnel to expand its existing customer base and increase its average sales per customer, and expand into other geographic markets. In 1999, Webster expanded geographically opening a new distribution center in Houston, Texas. Sales to this geographic market were $6.4 million in fiscal 2000. Webster believes that consolidation within the veterinary supply industry will continue and that it is suitably positioned to take advantage of acquisition opportunities.

Sources of Supply

Effectively managing supplier relationships is a critical success factor to Webster's objective of offering a broad product mix at competitive prices. The veterinary supply market is made up of a fragmented and diverse supplier base who need value-added distribution to be successful and accordingly, are attracted to Webster's high-quality sales force. Webster obtains its core distributed veterinary products from approximately 400 manufacturers. Webster's arrangements with suppliers can be generally characterized as having limited rather than exclusive geographic territories.

Competition

Webster competes directly in the estimated $2.2 billion "companion pet" market segment. It believes it is one of the three largest companion pet veterinary supply distributors in the United States. The veterinary supply market that serves the companion pet veterinary practitioner is highly fragmented. Principal competition consists of several national, regional, and local full-service distributors, and to a lesser extent mail order distributors or buying groups. Also, some manufacturers sell directly to end-users, and thereby eliminate the role of Webster. Webster estimates that of the total market for companion veterinary supplies, approximately 11% is purchased directly from pharmaceutical manufacturers, 23% are purchased through agency relationships and two-thirds are purchased through distributors. Webster believes that it differentiates itself from its competition based primarily on its value-added strategy of premium customer service, experienced and motivated sales force, broad range of products and services, accurate and timely delivery, strong relationships with product manufacturers and competitive pricing.

Factors that May Affect Future Operating Results

Certain information of a non-historical nature contained in this Form 8-K includes forward-looking statements. Words such as "believes," "expects," "plans," "estimates" and variations of such words are intended to identify such forward-looking statements. The statements are not guaranties of future performance and are subject to certain risks, uncertainties or assumptions that are difficult to predict; therefore, the following important factors, among others, could in the future affect Webster's actual operating results which could differ materially from those expressed in any forward-looking statements. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995.

 .    Accuracy of Webster's assumptions concerning future per capita expenditures for veterinary services, including assumptions as to the growth in the number of households owning companion pets and the demand for veterinary services.

 .    Capability of Webster to retain its base of customers and to increase its market share through internal growth and acquisitions.

 .    Webster's ability to acquire and effectively integrate additional veterinary supply companies.

 .    The ability of Webster to maintain satisfactory relationships with qualified and motivated sales personnel.

 .    Impact of competitive pressures from national, regional and local full-service distributors and manufacturers of veterinary products.

 .    Ability of Webster to preserve its relationships with key vendors and to create relationships with additional manufacturers of quality, innovative products.

 .    Effect of changes in economic or market conditions on veterinary practice growth and the demand for veterinary products.

 .    Impact of current or pending legislation, regulation and changes in accounting standards and taxation requirements.